SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2024

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 21, 2024 “REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2024”
99.2    Release dated August 21, 2024 “REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2024”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 21, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
JSE and A2X share code: DRD
NYSE trading symbol: DRD
ISIN: ZAE000058723
(“DRDGOLD” or the “Company”)

REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2024

INTRODUCTION

The contents of this announcement are the responsibility of the board of directors of DRDGOLD (“Board”).

As the information in this announcement does not provide all of the details, any investment decisions should be based on the full results which are available through the following JSE cloudlink https://senspdf.jse.co.za/documents/2024/JSE/ISSE/DRD/FS_FY2024.pdf and also available for viewing on the Company’s website at: https://www.drdgold.com/component/jdownloads/?task=download.send&id=336&catid=123&m=0&Itemid=232.

KEY FINANCIAL RESULTS SUMMARY

	Year ended 30 June 2024	Year ended 30 June 2023	% Change
Revenue – R million	6,239.7	5,496.3	14
Operating profit – R million	2,081.3	1,819.0	14
Earnings per share – South African (“SA”) cents per ordinary share (“cps”)	154.3	149.1	3
Headline earnings per share – SA cps	154.1	148.2	4
Final dividend – SA cps	20	65	(69)

The condensed consolidated financial statements for the year ended 30 June 2024 have been reviewed, in accordance with the International Standard on Review Engagements (ISRE) 2410, by BDO South Africa Inc., who expressed an unmodified review conclusion.

CASH DIVIDEND DECLARATION

The Board has declared a final cash dividend of 20 SA cps for the year ended 30 June 2024 as follows:

•the dividend has been declared out of income reserves;
•the local Dividend Withholding Tax rate is 20% (twenty per cent);
•the gross local dividend amount is 20 SA cps for shareholders exempt from Dividend Withholding Tax;
•the net local dividend amount is 16 SA cps for shareholders liable to pay Dividend Withholding Tax;
•DRDGOLD currently has 864,588,711 ordinary shares in issue (which includes 3,090,081 treasury shares); and
•DRDGOLD’s tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows:

•last date to trade ordinary shares cum-dividend: Tuesday, 10 September 2024;
•ordinary shares trade ex-dividend: Wednesday, 11 September 2024;
•record date: Friday, 13 September 2024; and
•payment date: Monday, 16 September 2024.

On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 11 September 2024 and Friday, 13 September 2024, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 16 September 2024.

The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank.

ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.00/$1, the net dividend payable on an ADR is equivalent to 9 United States cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

On behalf of the Board

TJ Cumming                                    DJ Pretorius
Non-Executive Chairman                            Chief Executive Officer

Johannesburg
21 August 2024

DIRECTORS
#Independent
^Lead Independent

Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
AJ (Riaan) Davel (Chief Financial Officer)

Non-executives:
TJ Cumming (Non-Executive Chairman); EA Jeneker#^; JA Holtzhausen#, TVBN Mnyango#, JJ Nel#, KP Lebina# and CD Flemming#

Company Secretary:
K Mbanyele

MEDIA AND INVESTOR RELATIONS:
Jane Kamau
Tel: +27 11 880 3924
Website: www.drdgold.com

REGISTERED OFFICE:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

SPONSOR:
One Capital
17 Fricker Road, Illovo, 2196